UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 001-15423
GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East
Suite 900
Houston, TX 77060

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Grant Prideco, Inc. 401(k) Savings Plan
December 31, 2005 and 2004, and year ended December 31, 2005

Grant Prideco, Inc. 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004, and year ended December 31, 2005
Schedules not filed herein are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
  Grant Prideco, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pannell Kerr Forster of Texas, P.C.
Houston, Texas
June 21, 2006

Grant Prideco, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Cash	$70,241	$6,610
Investments, at fair value	64,766,678	51,693,061
Receivables:
Investment income	1,273	7,199

Total receivables	1,273	7,199

Total assets	64,838,192	51,706,870

Liabilities
Total liabilities	—	—

Net assets available for benefits	$64,838,192	$51,706,870

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions -
Net appreciation in fair value of investments	$6,099,499
Investment income	2,024,144
Participant’s contributions	6,392,758
Employer contributions	3,327,255
Rollovers	1,381,473

Total additions	19,225,129

Deductions -
Benefits paid to participants and beneficiaries	6,076,857
Administrative expenses	16,950

Total deductions	6,093,807

Net increase	13,131,322

Net assets available for benefits, beginning of the year	51,706,870

Net assets available for benefits, end of the year	$64,838,192

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provision.
General
The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc., and affiliated employers (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute to the Plan, by payroll deductions, a portion of their compensation on a pretax basis subject to certain limitations. Participants may also elect to contribute after-tax compensation subject to certain limitations. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.
After one year of service the Company matches 100% of the participants’ contributions up to 3% of compensation plus 50% of the participants’ contributions up to the next 3% of compensation. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions to the Plan. There were no additional discretionary contributions made during 2005 or 2004.
Participants direct all contributions in various investment options offered by the Plan. The Company was created as a result of a spin-off from Weatherford International, Ltd. (“Weatherford”). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.
Participant Loans
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant’s account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.
Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.
Withdrawals and Terminations
Participants may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant’s pretax contributions and Company contributions will be available to a participant who has attained age 59 1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for six months.
In the event of normal retirement, total and permanent disability, or death while actively employed, the full value of a participant’s account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or to defer payment until some later date, but not later than the time prescribed by law.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Expenses of the Plan
Certain administrative expenses of the Plan are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate at some future time, the assets would be distributed as prescribed by ERISA.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments in mutual funds and common stock are stated at fair value, which represents the quoted market price on the last business day of the plan year. Common collective trusts are stated at fair value, which represents the net asset values of shares held by the Plan at year-end, as determined by the issuer based on the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Determination of Realized and Unrealized Gain or Loss on Investments
Unrealized appreciation or depreciation in the fair values of investments held at year-end is determined using the fair market value at the beginning of the year or the purchase price if the investment is acquired during the year. The realized gain or loss on the sale on investments is determined using historical cost. Upon the sale of an investment, the current year unrealized appreciation or depreciation is adjusted for unrealized gains and losses recognized in prior years. Unrealized appreciation or depreciation and realized gains and losses are reported as net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits.
3. Investments
The Plan’s individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Merrill Lynch Equity Index Trust (Class I)	$6,802,336	$6,559,983
Merrill Lynch Retirement Preservation Trust	11,748,050	10,279,725
Phoenix-Engemann Small-Cap Growth Fund (Class A)	6,262,108	5,333,934
Merrill Lynch International Value Fund (Class I)	3,963,004	2,821,037
Merrill Lynch Balanced Capital Fund (Class I)	7,472,463	6,907,030
Merrill Lynch Bond Fund — Core Bond Portfolio (Class I)	6,051,504	4,327,934
Davis New York Venture Fund (Class A)	6,855,444	4,837,121
Common Stock of Grant Prideco, Inc.	8,782,598	5,042,867
During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated in fair value as follows:

2005
Common/collective trusts	$309,874
Mutual funds	784,704
Common stocks	5,004,921

$6,099,499

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
4. Risks and Uncertainties
The Plan provides for investment in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.
5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the Plan is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the Plan is tax exempt.
6. Related Party Transactions
Certain Plan investments are units in Company stock and investment funds offered and managed by Merrill Lynch Trust Company, FSB. These transactions qualify as party-in-interest transactions.

Supplemental Schedule

Grant Prideco, Inc. 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
EIN: 76-0312499 PN: 001
December 31, 2005

		Current
Identity of Issue	Description of Investment	Value
*Merrill Lynch	Merrill Lynch Equity Index Trust (Class I)	$6,802,336
*Merrill Lynch	Merrill Lynch Retirement Preservation Trust	11,748,050
Phoenix Investment Partners	Phoenix-Engemann Small-Cap Growth Fund (Class A)	6,262,108
*Merrill Lynch	Merrill Lynch International Value Fund (Class I)	3,963,004
*Merrill Lynch	Merrill Lynch Global Allocation Fund (Class I)	2,607,347
*Merrill Lynch	Merrill Lynch Balanced Capital Fund (Class I)	7,472,463
*Merrill Lynch	Merrill Lynch Bond Fund - Core Bond Portfolio (Class I)	6,051,504
Davis Venture Group	Davis New York Venture Fund (Class A)	6,855,444
Weatherford International, Ltd	Common Stock of Weatherford International, Ltd.	355,006
*Grant Prideco, Inc.	Common Stock of Grant Prideco, Inc.	8,782,598
*Merrill Lynch	Merrill Lynch USA Government Reserve Fund	1,018,938
*Participant loans	Various maturity dates with interest rates ranging from 5.0 to 10.5%	2,847,880

		$64,766,678

*Party-in-interest

Grant Prideco, Inc. 401(k) Savings Plan
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
Date: June 28, 2006

/s/	Lias J. Steen

Mr. Lias J. Steen
Vice President, Human Resources,
For Grant Prideco, Inc., and
Administrative Committee Member

INDEX TO EXHIBITS

Exhibit
Number
23.1	Consent of Independent Registered Public Accounting Firm — Pannell Kerr Forster of Texas, P.C.